                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No.)(1)



                              GraphOn Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, no par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  388 707 101
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                  Walt Keller
                              GraphOn Corporation
                150 Harrison Avenue, Campbell, California 95008
                                (408) 370-4080
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 20, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 388 707 101            SCHEDULE 13D

------------------------------------------------------------------------------
      NAME  OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

      COREL CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,626,114

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,626,114

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,626,114
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 388 707 101            SCHEDULE 13D



Item 1.   Security and Issuer.

This Schedule 13D relates to Common Stock, no par value, of GraphOn Coporation, a Delaware corporation ("GraphOn"). The principal executive offices of GraphOn are located at 150 Harrison Avenue, Campbell, California 95008, telephone (408) 370-4080.

Item 2.   Identity and Background.

This Schedule 13D is filed by Corel Corporation ("Corel"), a Canadian corporation, whose corporate address is 1600 Carling Ave., Ottawa, ON K1Z 8R7.

Item 3.   Source and Amount of Funds or Other Consideration.

Corel acquired 2,167,114 shares of common stock of GraphOn (the "Shares") and a warrant to purchase up to 216,711 shares of common stock at an exercise price of $1.79 per share in exchange for certain assets associated with a software product known as jBridge.

Item 4.   Purpose of Transaction.

Corel acquired the Shares in connection with its sale (the "Sale") to GraphOn of a software product known as jBridge. As part of the sale, Corel is entitled to a nominee to the Board of Directors of GraphOn. (With this exception, Corel has no plans or proposals which would relate to or would result in any of the items listed in Item 4.)

On February 23, 24, 25, 28 and 29, 2000, 23,000, 7,000, 15,000, 100,000 and
176,000 shares respectively were sold at an average price per day, per share of $17.7745, $17.0446, $16.9375, $16.805 and $15.494 respectively.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Corel beneficially owns 1,626,114 shares of GraphOn common stock or approximately 11.5% percent of the issued and outstanding shares of GraphOn's common stock, and a warrant to purchase up to 216,711 shares of common stock at an exercise price of $1.79 per share.

(b) Corel has sole power to vote and dispose of 1,626,114 shares of GraphOn common stock held of record in Corel's name.

(c) Other than as described above in response to Item 4 hereof, there were no GraphOn common stock transactions effected by Corel during the 60-day period preceding the date set forth on the cover except for 220,000 shares that were sold from February 14 -16, 2000 as reported on the 13D dated February 23, 2000.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As noted under Item 4 above, as part of the Sale, Corel was granted the right to appoint a nominee to the Board of Directors of GraphOn. Currently, Corel does not have a representative on the Board of Directors of GraphOn.


Item 7.   Material to be Filed as Exhibits.

None

CUSIP NO. 388 707 101            SCHEDULE 13D

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: March 20, 2000                By: /s/ Eric Smith
                                        ----------------------------------------
                                        Eric J. Smith
                                        Vice President, General Counsel
                                        and Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.388 707 101             SCHEDULE 13D

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Corel. Each such person is a Canadian citizen, and unless noted below, the business address of each such person is 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7.

Board of Directors
------------------

Name and Title                          Present Principal Occupation

Michael C.J. Cowpland                   Chairman, Chief Executive Officer and
                                        President of Corel Corporation

Lyle B. Blair                           Director of Corel Corporation; President
                                        of Blairhampton Properties Inc. (a
                                        privately owned property development
                                        company) 29 Forest Hill Road, Toronto ON
                                        M4V 2L4.

Honourable William G.                   Director of Corel Corporation; Counsel,
Davis, P.C., C.C., Q.C.                 Torys, Barristers and Solicitors

Hunter S. Grant                         Director of Corel Corporation; President
                                        of Kingmer Holding Ltd. (holding
                                        company)

Jean-Louis Malouin                      Director of Corel Corporation; Dean,
                                        Faculty of Administration, University of
                                        Ottawa 136 Jean-Jacques Lussier, Ottawa
                                        ON K1N 6N5

Honorable Barbara J.                    Director of Corel Corporation; President
McDougall, P.C., CFA,                   of The Canadian Institute of
International Affair                    International Affairs (a non-partisan
LLD (Hon.)                              nation-wide forum for discussion,
                                        analysis and debate of international
                                        affairs) c/o Glendon Hall, 2/nd/ Floor
                                        Glendon College Campus
                                        2275 Bayview Avenue
                                        Toronto, ON M4N 3M6

Executive Officers Of Corel Corporation Who Are Not Directors
-------------------------------------------------------------

Name                                    Title and Present Principal Occupation

Derek Burney                            Executive Vice President, Engineering

Sandra Gibson                           Executive Vice President, Corporate
                                        Services

Tony O'Dowd                             Executive Vice President, International
                                        Product Development; General Manager,
                                        Corel Corporation Limited

Ross Cammellari                         Executive Vice President, Marketing

Eric Smith                              Vice President, General Counsel and
                                        Secretary

Carey Stanton                           Executive Vice President, Business
                                        Development

Kerry D. Williams                       Executive Vice President, Manufacturing

Mitch Desrochers                        Vice-President, Finance and Controller

Steve Houck                             Executive Vice-President, Sales